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SEC FILE NUMBER
8-32155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, LTD

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
15427

444 WASHINGTON STREET, SUITE 407
(No. and Street)

WOBURN (CITY) MA (state) 01801 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN LEMOINE 1-781-933-6100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William H. McCance swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Advisory Group Equity Services, LTD, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Susan M. LeMoine
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
March 22, 2013

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Advisory Group Equity Services, Ltd.
Woburn, Massachusetts

In planning and performing my audit of the financial statements of Advisory Group Equity Services, Ltd. for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 3, 2012

Advisory Group Equity Services, Ltd

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Advisory Group Equity Services, Ltd.
444 Washington Street, Suite 407
Woburn, MA 01801

I have audited the accompanying statement of financial condition of Advisory Group Equity Services, Ltd. as of December 31, 2011, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisory Group Equity Services, Ltd. as of December 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA P.C.

February 3, 2012

Advisory Group Equity Services, Ltd.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 390,667
Cash - Restricted	50,000
Commissions Receivable	153,062
Prepaid Expenses	55,115
Furniture and Equipment at Cost Less Accumulated Depreciation of $31,120	24,627
Security Deposit-Rent	11,400
	$ 684,871

Liabilities and Stockholders' Equity

Liabilities:	
Commissions Payable	$ 190,370
Due to Clearing Firm	5,321
Prepaid Rep Fees	84,773
Payroll Taxes	2,545
Income Taxes	456
Accrued Expenses	30,625
	314,090
Stockholders Equity:	
Common Stock, No Par, Authorized 15,000 Shares, Issued & Outstanding 100 Shares	6,500
Additional Paid in Capital	373,331
Accumulated Deficit	(9,050)
Total Stockholders' Equity	370,781
	$ 684,871

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, Ltd.
Statement of Income
For The Year Ended December 31, 2011

Revenues	
Commissions Income	$ 3,605,392
Fee Income	260,066
Other Income	72,711
Interest Income	27,216
	3,965,385
Expenses:	
Employee Compensation and Benefits	355,088
Commissions	3,224,651
Communications and Data Processing	20,188
Occupancy	28,017
Regulatory Fees and Expense	38,091
Other Expenses	187,495
	3,853,530
Net Income (Loss) Before Income Taxes	111,855
Provision for Income Taxes	456
Net Income (Loss)	$ 111,399

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, Ltd.
Statement of Retained Earnings
For The Year Ended December 31, 2011

Accumulated Deficit, Beginning of Year	($ 120,449)
Net Income	111,399
Accumulated Deficit, End of Year	($ 9,050)

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, LTD
Statement of Cash Flows
Twelve Months Ended December 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 111,401	
Adjustments		
Add:		
Depreciation	2,324	
Commissions Receivable	79,847	
Employee Advances	802	
Prepaid Insurance	8,396	
Due to Clearing Firm	4,204	
Accrued Expenses	17,193	
Prepaid Rep Fees	29,981	
Payroll Tax Liability	1,503	
Withholding - FIT	9,781	
Less:		
Prepaid FINRA Fees	(6,769)	
Pr Pd Web CRD	(1,443)	
Prepaid Rent	(3,908)	
Commissons Payable	(107,548)	
Cash from Operations		145,764
Cash Flows - Invested		
Furniture & Equipment	(21,732)	
Computer Equipment	(3,423)	
Security Deposit-NPS LLC	19,000	
Security Deposit Rent	(11,400)	
Investing Cash Flows		(17,555)
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		128,209
Cash - Beginning of Year		
Cash-Checking	97,197	
Cash-Savings	6,872	
Cash-Clearing Ac	0	
Cash - Pershing	158,391	
Total Beginning of Year		262,459
Cash on Statement Date		$ 390,668

See Accountant's Report and Accompanying Notes

1. NATURE OF BUSINESS

Advisory Group Equity Services, Ltd., (the company)was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing, basis through Southwest Securities, Inc. The Company ia a closely held corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income and losses of the Company are passed through to it's shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011 the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Commissions Receivable

Commissions receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable commissions receivable is considered necessary at December 31, 2011.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture and Equipment - 7 years
Computer Equipment - 5 years

Depreciation expense for 2011 was $2,324.

2. CASH FLOWS

Cash paid for interest and income taxes is as follows:

Interest	$ -
Taxes	$ 456

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $251,469 at December 31, 2011, which exceed required net capital of $50,000 by $201,469. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.24 to 1.0.

4. COMMON STOCK

Common Stock at December 31, 2011:

Common Stock, no par value 15000 Shares authorized 100 shares issued and outstanding	$6,500

5. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 3, 2012, the date on which the financial statements were available to be issued.

7. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $50,000. At December 31, 2011 the Company had $50,000 on deposit with its clearing organization.

8. LEASES

The company leases its space and photo copier. The office lease is for five (5) years starting October 1, 2011 and ending September 30, 2016. The company is responsible for it's share of the increase in real estate taxes and operating expenses. Rent expense for 2011 was $28,017.

The photo copier lease is $486 per month, for three years commencing March 25, 2011.

Future minimum rental payments for the next five years are as follows:

2012	$ 51,723
2013	51,723
2014	47,350
2015	45,892
2016	45,892
Total	$ 242,580

9. LEGAL MATTERS

During the year, two FINRA arbitration disputes were settled.

The Company is a defendant in a case that is in the Suffolk Superior Court in Massachusetts. The case arises out of the plaintiffs' purchase of tenant in common interests in a real estate development in Ohio. The plaintiffs are seeking to recover $. Discovery has been completed and the Company has filed a motion for summary judgement. Company's legal counsel believes that the plaintiffs' recovery would be approximately $.

The Company's errors and omissions policy has a $50,000 deductible, with the balance of any judgement against the Company paid by the insurance carrier.

10. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

10. FAIR VALUE (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash segregated under federal and other regulations	$ 50,000	$ 0	$ 0	$ 0	$ 50,000
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

11. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ -
State	456
	$ 456

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

12. LEGAL MATTERS

The Company is a defendant in three lawsuits:

1. Provident Royalties Litigation

A bankruptcy trustee sued many broker dealers that sold this investment. The trustee seeks damages against the Company in an amount equal to that invested in Provident Royalties by the Company's clients, $110,000. The trustee also seeks to undo payment of commissions and fees paid to the Company of $70,650 ("claw back claims"). The Company's errors and omissions policy has a $50,000 deductible which must be paid before any insurance money is used to defend or settle the claims. Through the end of 2011, the Company has

12. LEGAL MATTERS (continued)

paid $33,479 in defense fees and expenses. An accurate assessment of the actual range of potential loss cannot be determined by the Company's legal counsel. The case is scheduled for trial November 12, 2012.

2. DBSI Inc.

The bankruptcy trustee of DBSI, Inc. has filed a "claw back lawsuit" against the Company and over 100 other broker dealers for fraudulent conveyances as defined in the bankruptcy code. Company's counsel believes it is more likely than not that the trustee will not prevail. Company's counsel believes the suit is frivolous and without merit. They are awaiting a court date for oral argument.

The bankruptcy trustee is also suing approximately 77 broker dealers on the theory of securities fraud or other theories of negligence that involve the sale of securities. The Company is awaiting a court date for oral arguments.

An accurate assessment of the actual range of potential loss cannot be determined. The claw-back lawsuit could possibly result in a nuisance settlement.

3. FINRA Arbitration

The Company is a defendant in an arbitration claim before FINRA, the Financial Industry Reulatory Authority. One of the Company's investors is claiming that investments they made into a Tenant in Common (TIC) and a real estate investment trust were unsuitable. The investments totalled $850,000. The claimant seeks recovery of $750,000, interest, costs and punitive damages. There is a final hearing set for July 2012. Company's counsel cannot place a dollar figure on the potential exposure at this time. The Company hs $75,000 self insured retention. Once the $75,000 is paid for defense costs and fees, their liability carrier will pay for the ongoing costs of defense.

SUPPLEMENTARY INFORMATION

Advisory Group Equity Services, Ltd.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2011

Total Shareholder's Equity	$ 370,781
Less: Non Allowable Assets	119,312
Net Capital	251,469
Less: Capital Requirement	50,000
Excess Capital	$ 201,469
Aggregate Indebtedness	$ 314,090
Ratio of Aggregate Indebtedness To Net Capital	1.24 to 1.0

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See Accountant's Report and Accompanying Notes

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ________ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained ________ 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms ___X___ 4570

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing LLC [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	___ [4335D]
8- ____ [4335E]	____ [4335E2]	___ [4335F]
8- ____ [4335G]	____ [4335G2]	___ [4335H]
8- ____ [4335I]	____ [4335I2]	___ [4335I]

D. (k)(3)Exempted by order of the Commission ________ 4580

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, Ltd.

Supplemental SIPC Report

December 31, 2011

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Advisory Group Equity Services, Ltd.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Advisory Group Equity Services, Ltd. for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Advisory Group Equity Services, Ltd. taken as a whole.

Harvey Karll CPA, P.C.

February 3, 2012

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185, Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032155 FINRA DEC 11
ADVISORY GROUP EQUITY SERVICES
444 WASHINGTON STREET, SUITE 407
WOBURN, MA 01801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Susan Lemoine 781-933-6100

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 4,888

B. Less payment made with SIPC-6 filed (exclude interest) (2,426)

Date Paid	Amount
	$
	$
	$

( )

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 2,462

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,462

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,462

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisory Group Equity Services, Ltd.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 3rd day of February, 20 12.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 20 11
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,964,886
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,934,859
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
		74,929
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		2,009,788
2d. SIPC Net Operating Revenues		$ 1,955,098
2e. General Assessment @ .0025		$ 4,888

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

February 3, 2012

To the Board of Directors
Advisory Group Equity Services, Ltd.
Woburn, MA

I have audited the financial statements of Advisory Group Equity Services, Ltd. for the year ended December 31, 2011, and have issued our report thereon dated February 3, 2012. Professional standards require that I provide you with information about my responsibilities under generally accepted accounting standards, as well as certain information related to the planned scope and timing of my audit. I have communicated such information in my letter to you dated February 3, 2012. Professional standards also require that I communicate to you the following information related to my audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Advisory Group Equity Services, Ltd. are described in Footnote 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. I found no such accounting estimates affecting the financial statements to be particularly sensitive during my audit.

Certain financial statement disclosures are particularly sensitive because of their significance to the financial statement users. I found no such disclosures affecting the financial statements to be particularly sensitive during my audit.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Corrected and Uncorrected Misstatements

Professional standards require me to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.